Filed by ConocoPhillips

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Concho Resources Inc.

Commission File No. 001-33615

Date: October 30, 2020

REFINITIV STREETEVENTS EDITED TRANSCRIPT COP.N - Q3 2020 ConocoPhillips Earnings Call EVENT DATE/TIME: OCTOBER 29, 2020 / 4:00PM GMT OVERVIEW: Co. reported 3Q20 results.

OCTOBER 29, 2020 / 4:00PM, COP.N - Q3 2020 ConocoPhillips Earnings Call

CORPORATE PARTICIPANTS

Dominic Macklon *ConocoPhillips - SVP of Strategy, Exploration & Technology*

Ellen DeSanctis *ConocoPhillips - SVP of Corporate Relations*

Matt Fox *ConocoPhillips - Executive VP & COO*

Ryan Lance *ConocoPhillips - Chairman & CEO*

Bill Bullock *ConocoPhillips - Executive VP & CFO*

CONFERENCE CALL PARTICIPANTS

Doug Leggate *BofA Merrill Lynch, Research Division - MD and Head of US Oil & Gas Equity Research*

Doug Terreson *Evercore ISI Institutional Equities, Research Division - Senior MD & Head of Energy Research*

Jeanine Wai *Barclays Bank PLC, Research Division - Research Analyst*

Jeoffrey Lambujon *Tudor, Pickering, Holt & Co. Securities, Inc., Research Division - Director of Exploration and Production Research*

Phillips Johnston *Capital One Securities, Inc., Research Division - Analyst*

Josh Silverstein *Wolfe Research, LLC - MD and Senior Analyst of Oil and Gas Exploration & Production*

Neil Mehta *Goldman Sachs Group, Inc., Research Division - VP and Integrated Oil & Refining Analyst*

Paul Cheng *Scotiabank Global Banking and Markets, Research Division - Analyst*

Pavel Molchanov *Raymond James & Associates, Inc., Research Division - Energy Analyst*

Phil Gresh *JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst*

Roger Read *Wells Fargo Securities, LLC, Research Division - MD & Senior Equity Research Analyst*

Scott Hanold *RBC Capital Markets, Research Division - MD of Energy Research & Analyst*

PRESENTATION

Operator

Good morning, and welcome to the Q3 2020 ConocoPhillips Earnings Conference Call. My name is Zanera, and I'll be the operator for today's call. (Operator Instructions) Please note, this conference is being recorded. I will now turn the call over to Ms. Ellen DeSanctis.

Ms. DeSanctis, you may begin.

Ellen DeSanctis - *ConocoPhillips - SVP of Corporate Relations*

Thanks, Zanera. Hello, and welcome this morning to our listeners. I'll first introduce the members of the ConocoPhillips executive team who are on today's call. We have Ryan Lance, our Chairman and CEO; Matt Fox, our EVP and Chief Operating Officer; Bill Bullock, our Executive Vice President and Chief Financial Officer; we have Dominic Macklon, our Senior Vice President of Strategy, Exploration and Technology; and Nick Olds, our Senior Vice President of Global Operations.

Ryan will open this morning with some prepared remarks, and then the team will take your questions.

Before I turn the call over to Ryan, a few reminders. In conjunction with this morning's press release, we posted a short deck of supplemental material regarding the quarter onto our website, that's available for your access. Next, we will make some forward-looking statements this morning

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OCTOBER 29, 2020 / 4:00PM, COP.N - Q3 2020 ConocoPhillips Earnings Call

based on current expectations as well as statements about the proposed business combination announced last week between ConocoPhillips and Concho.

A description of the risks associated with forward-looking statements and other important information about the proposed transaction can be found in today's press release, all of which are incorporated by reference for purposes of this call. We'll also refer to some non-GAAP financial measures today, and reconciliations to the nearest corresponding GAAP measure can be found in this morning's press release and also on our website.

Thank you. And now I will turn the call over to Ryan.

Ryan Lance - *ConocoPhillips - Chairman & CEO*

Thank you, Ellen, and good morning to our listeners. Before we get into our third-quarter results, I'll take a few minutes to address last week's announcement of our combination with Concho Resources. We spent a lot of time talking to the market over the past several days, and I'm pleased to say that the feedback has been positive. By the way, earlier this week, we added some annotations to our transaction deck for clarification. Today's call is a great opportunity to reflect on our conversations and reiterate the compelling merits of the transaction for both sets of shareholders.

I'll start at the highest level. Our announced transaction with Concho combines two widely recognized leaders in the sector. ConocoPhillips has been a recognized leader in the returns on and returns of capital model for the business. And Concho has been a recognized leader in the Permian pure-play class. Yet while we're both best-in-class companies on a stand-alone basis, by scaling up our existing returns-focused business model, we are stronger and more investable within the sector, characterized by frequent price cycles, industry maturity, capital intensity and ESG focus.

We'll be a nearly $60 billion enterprise that is uniquely positioned to create sustained value by embracing what we believe are the three essential future mandates for our sector. And these mandates are: first, providing affordable energy to the world; second, committed to ESG excellence; and third, delivering competitive returns. We believe the transaction accelerates our ability to successfully and simultaneously deliver on all three of these mandates. That's how we will win.

Now let me take these mandates one by one in the context of our transaction. In all future energy scenarios, we know the world will need hydrocarbons as part of the energy mix for a long time, even as we see increasing adoption of low-carbon energy sources. However, we also recognize that the energy transition means the winners will be those companies with resources that can be affordably developed in any transition scenario, including a less than 2-degree scenario. That's the reason we've always been committed to having the lowest cost of supply resource base in the industry.

The company will have a 23 billion barrel resource base with a cost of supply less than $40 a barrel. Concho gets the benefits of our global, diverse and lower capital intensity portfolio attributes. ConocoPhillips gets the benefit of adding some of the best resources in the world. And by the way, we've studied rock quality everywhere.

Now let's move on to the second mandate, a commitment to ESG excellence. In conjunction with last week's transaction, we announced we're adopting a Paris-aligned climate risk framework. We're the first U.S.-based oil and gas company to do so.

Our framework includes specific emissions intensity reduction goals, a commitment to no routine flaring, permanently installed methane monitoring and advocating for a well-designed carbon price in the U.S. This framework is in service to our ambition to reach a net-zero operational emissions target by 2050. Now we've announced in our engagement meetings if this framework included the portfolio effects of the Concho assets. The explicit answer is no. We were preparing to issue our new climate risk framework before the transaction was agreed.

However, we see the addition of Concho's assets as being consistent with and accretive to these goals. The production emissions of the U.S. unconventionals are among the lowest GHG-intensity assets in the world. So the addition of these resources will be a benefit to our projections, plans and targets.

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OCTOBER 29, 2020 / 4:00PM, COP.N - Q3 2020 ConocoPhillips Earnings Call

Now the third mandate, delivering competitive returns, is an imperative for attracting and retaining investors to the sector. Our company has been all about returns, and that won't change. In fact, the combined company will be uniquely positioned to deliver on the proven returns-focused value proposition we know investors want from our sector, because of several advantaged attributes and demonstrated priorities. For example, as I just described, the transaction creates a massive, resilient, low cost of supply resource base.

I discussed this as part of mandate one, but also add that low cost of supply is the best assurance, by definition, for delivering competitive financial returns through price cycles. After the deal closes, we'll publish our combined cost of supply curve.

I have no doubt it will be best-in-class. By the way, we've been asked about how we view risk in the event of a change in leadership in Washington.

Our view is that while it might create some headwinds for the industry, our company's global diversification and our mix of private, state and federal leases in the U.S. assures that we are competitively positioned for that outcome, and we accounted for this potential risk in our evaluation of the overall transaction. Diversification and low capital intensity matters.

And as I just mentioned, we preserve those portfolio characteristics. Adding Concho's unconventional assets into our portfolio will not make a material difference to our base decline rate. That means we retain our diversification and low capital intensity advantage for the benefit of both shareholders.

We'll apply our disciplined, consistent approach to future investment programs. Capital will be allocated first on a basis of cost of supply and then based on secondary criteria, such as flexibility, capital intensity, asset optimization, affordability and free cash flow generation. And our expanded Permian program resulting from the transaction will be integrated within the total company plan to optimize overall outcomes and value.

The combination creates greater visibility on earnings expansion and free cash flow generation. Factoring in our announced $500 million targeted cost and capital savings, the transaction is accretive on all key consensus financial metrics, including earnings, free cash flow and free cash flow yield.

Finally, our strong balance sheet plus free cash flow generation means we're even better positioned to give investors what they want from this business, returns of capital. The transaction enhances our ability to meet our stated target of returning more than 30% of our CFO to our owners annually. And this target isn't an ambition. It's what we've been doing for the past four years. In fact, we returned over 40% of our CFO to owners over that period, and it will remain a key part of our future offering.

The bottom line, this transaction creates a best-in-class competitor of scale to thrive in a new energy future that is compelling for shareholders for both companies.

Now a few comments on what to expect next. Our S-4 filings should be filed in the next couple of weeks, and we expect the transaction to close in the first quarter of 2021. Integration planning is already underway.

Dominic Macklon will lead the effort for ConocoPhillips and Will Giraud will lead the effort for Concho. Both sides are excited and committed to a very successful integration.

As part of the integration planning, we'll begin to evaluate how best to optimize our future investment programs. We would expect to announce pro forma CapEx for next year shortly after closing. But directionally, on a stand-alone ConocoPhillips basis, we remain cautious on the pace and timing of recovery. So as a place to start, we're currently thinking we enter 2021 CapEx at a level that is roughly similar to this year's capital, meaning little to no production growth on a stand-alone basis.

Of course, we retain the flexibility to adjust as the year progresses. We have the capital flexibility, the balance sheet and the cash on hand to respond as necessary to changes in the macro while meeting our capital return priority. And that brings me to a few comments on the third quarter results. It's certainly been a volatile year for the business, as we all know. The company took some significant actions to respond to the downturn, including

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OCTOBER 29, 2020 / 4:00PM, COP.N - Q3 2020 ConocoPhillips Earnings Call

production curtailments. And over the past couple of quarters, we also carried out our major seasonal turnarounds, saw a bit of noise in the second-quarter and third-quarter numbers.

But by the end of the third quarter, the curtailment program was behind us, the seasonal turnarounds were complete, and the underlying business was running very well. And as you saw this morning's release, third- quarter results were in alignment with expectations. We've reinstated guidance that you should think of -- and you should take the fourth quarter as the new baseline for '21 capital and production. Though as I just mentioned, that's subject to ongoing monitoring and market conditions.

We look forward to keeping you updated on our integration progress and our future plans for the business. And finally, we hope everyone is safe and well. And now I'll turn it over to the operator for Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

And our first question comes from Phil Gresh from JPMorgan.

Phil Gresh - *JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst*

First question, just wanted to ask about the quarter here. It looks like there are some moving pieces around cash flows, affiliate distributions and some other factors there. So I was wondering if you could give a little bit more color there and help us think about how you would define the clean CFO in the quarter?

Ryan Lance - *ConocoPhillips - Chairman & CEO*

Yes. Thanks, Phil. I'll let Bill Bullock can answer that for you. Thanks.

Bill Bullock - *ConocoPhillips - Executive VP & CFO*

Hi, Phil. So yes, for the quarter, cash from operations ex working capital was about $1.23 billion. And we had a couple of onetime benefits in the quarter, a legal settlement and an audit settlement totaling $130 million of that. But we also had curtailments in the quarter of about 90,000 barrels a day. So the foregone cash flow for that would have been about $150 million of cash.

So if you think of a clean run rate number for the quarter, a good place to be thinking is about $1.250 billion for the quarter. Now you asked about equity distributions. We didn't have a distribution from APLNG in the quarter. We received distributions through the second quarter of about $500 million from APLNG. And for the remainder of the year, we're expecting a little under $200 million in the fourth quarter. That would give a full-year distribution of somewhere around $680 million to $700 million for the year.

Phil Gresh - *JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst*

Okay. Great. Very helpful. I guess this kind of dovetails in to my second question, which is we continue to get some questions here around this pro forma CFO guidance that you provided. And so if I look at the results you just talked about, the $1.25 billion and what Concho reported the other night, which I think ex-hedges, was around $500 million. Perhaps you could help us bridge these results, which I think are about $41 WTI to the $7 billion $40 WTI guidance that you provided?

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OCTOBER 29, 2020 / 4:00PM, COP.N - Q3 2020 ConocoPhillips Earnings Call

Ryan Lance - *ConocoPhillips - Chairman & CEO*

Yes. Thanks, Phil. I know there's a number of moving parts there, as you described. And yes, we've had a few people point out that they thought the $7 billion at $40 a barrel for the combined company looked a little bit light. So now we've seen in the third quarter, if you adjust for Concho's hedging benefits and what Bill just described on our equity affiliates, I think you get something closer to the mid-to-high $7s at $40. So maybe I'll let Matt add a little bit of color to those details.

Matt Fox - *ConocoPhillips - Executive VP & COO*

Yes. If you look at the clean third quarter for both companies, Bill explained ours, it would imply somewhere between $7.5 and $7.8 at $40 a barrel. Now the range is basically based on the uncertainty in the equity affiliates distribution. If we got similar distributions to this year, we'd be at the top end of that range. And these numbers also include the pro forma assumption that we get the full year of expected cost savings that we announced, which was $350 million of cash, and that's what shows up in these numbers. There's also the $150 million of capital, that doesn't affect CFO directly.

Does that help, Phil?

Ryan Lance - *ConocoPhillips - Chairman & CEO*

Yes, I hope so.

Operator

Our next question comes from Doug Terreson from Evercore ISI.

Doug Terreson - *Evercore ISI Institutional Equities, Research Division - Senior MD & Head of Energy Research*

One of the hallmarks, Ryan, of Conoco and Phillips before the merger and even after the split in 2012 has been corporate agility is the way I'd like to think about it. And the ability to create value in strategic transactions over the near- and medium-term periods.

And on this point, while you guys have been pretty clear about the operating and capital cost benefits that you're going to get as well as some of the enhancements that you're going to get from a higher-quality investment portfolio. My question is whether there are areas that you're optimistic about that may or may not be as obvious that stand to deliver further upside, areas that you're really confident about similar to situations that you've had in the past with other transactions?

And then second, what are the two to three most important things that you think that the new management group brings to the organization? So two questions.

Ryan Lance - *ConocoPhillips - Chairman & CEO*

Yes, Thanks, Doug. I'll maybe start and let Dominic add a few comments.

So you're right. When we put out the synergy number, we see a lot of other synergy numbers that people put out there, and it seems like a fair amount of arm waving. We want to be pretty specific about the $500 million that we described. But if you – the second page, which I think is what you're alluding to a little bit, that I can let Dominic add on is, yes, we fully expect that we're going to get additional opportunity either through

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OCTOBER 29, 2020 / 4:00PM, COP.N - Q3 2020 ConocoPhillips Earnings Call

price uplift or various other forms to add incremental value to this transaction. Dominic, maybe you could describe a little bit of what the integration team is going to be looking at.

Dominic Macklon - *ConocoPhillips - SVP of Strategy, Exploration & Technology*

Yes. Thanks, Ryan. And Doug, thanks for the question. Obviously, we're very focused on delivering the $500 million that we have put out there as a commitment, but certainly, we see opportunity beyond that. I think we kind of outlined those in our deck. I think just to talk more about those specifically, I think the ones that we're most optimistic about, on the marketing side, Concho typically sells their product to the wellhead. We sell further down the value chain to improve realizations. So we have a very strong commercial group, ConocoPhillips. So we're certainly excited about that.

Concho have been doing extremely well in the Permian on the drilling completion costs. The performance has been excellent, and they're further down the learning curve than us there.

So we do expect to see that accelerate the performance on our acreage, too. And of course, we expect improved performance across the Lower 48 from sharing best practices and technologies between Eagle Ford and the Permian and the Bakken and so on. So definitely, operational efficiencies.

And then on the supply chain side, obviously, we're going to have increased purchasing power, scale, flexibility. So we're anticipating upside in all these areas and some additional areas too, that we'll be working on in the coming months here. So Will and I are already talking about these, we're pretty excited about it, and we'll look forward to see how these develop through next year.

Ryan Lance - *ConocoPhillips - Chairman & CEO*

And maybe your last question, Doug. So Dominic mentioned Will and then what Tim -- what we really appreciate out of what they bring to our company is some incredible Permian expertise and experience. They have the networks. They have broader and deeper networks than we really have in the Permian, given their long time association and presence there and what Tim has built at two or three goes at it and what he's done over the last 30 years in the Permian Basin.

And I'll tell you, I've had a lot of conversations with CEOs over the course of the last couple of years. And what I've come to appreciate, Tim shares a passion for this business and a vision for what it's going to take to be successful over the next decade and beyond that is really consistent with my view or our view of what it's going to take to really succeed and beat the competition.

So -- and then I'd say, finally, probably, we're both very committed to a successful deal. And we're both committed to getting the secret sauce that is ConocoPhillips, combined with the secret sauce that is Concho and make something that's even better going forward.

Operator

Our next question comes from Neil Mehta from Goldman Sachs.

Neil Mehta - *Goldman Sachs Group, Inc., Research Division - VP and Integrated Oil & Refining Analyst*

Great. So the first is a follow-up on distributions, including from APLNG, but just equity affiliates broadly. Just how do you think about that and you made comment in the deck that we shouldn't expect that to be ratable. Can you talk about different oil price levels? And how we should be thinking about modeling those distributions coming into the business?

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OCTOBER 29, 2020 / 4:00PM, COP.N - Q3 2020 ConocoPhillips Earnings Call

Bill Bullock - *ConocoPhillips - Executive VP & CFO*

Yes. Sure, Neil. This is Bill. I think as you're thinking about equity affiliates, we've talked in the past how they aren't ratable. You should be thinking about the distributions from APLNG in terms of being more significant in the second and fourth quarter and lighter in the first and third. But as you think about them going into next year and you look at more like strip prices for next year, if you're thinking in the range of $600 million to $800 million from equity affiliates at those kind of pricing, that's going to -- that gets you into the ballpark. It obviously depends on how they're performing in terms of the markets and how we're optimizing our capital over an APLNG, but that will get you pretty close.

Neil Mehta - *Goldman Sachs Group, Inc., Research Division - VP and Integrated Oil & Refining Analyst*

It's a great tell, isn't? And Ryan, as a follow-up...

Bill Bullock - *ConocoPhillips - Executive VP & CFO*

And just as a reminder, Neil, we do have a sensitivity for that in our price deck for the pricing.

Neil Mehta - *Goldman Sachs Group, Inc., Research Division - VP and Integrated Oil & Refining Analyst*

That's right. That's right. Yes.

Ellen DeSanctis - *ConocoPhillips - SVP of Corporate Relations*

In the supplemental materials we included today.

Ryan Lance - *ConocoPhillips - Chairman & CEO*

Go ahead, Neil. You had a second follow-up?

Neil Mehta - *Goldman Sachs Group, Inc., Research Division - VP and Integrated Oil & Refining Analyst*

Yes. It was really just about Alaska. And I know we're a couple of days away from the election, but this is probably a very sensitive topic. But just sort of your temperature on the Fair Share Act. And just in general, your message around Alaska when you think about the cadence of spend and investment there.

Ryan Lance - *ConocoPhillips - Chairman & CEO*

Yes, you bet. I'll let -- Matt's been following that closely. I have, too, but Matt's got a good answer.

Matt Fox - *ConocoPhillips - Executive VP & COO*

Yes, Neil. I mean, as you know, there are really three moving parts that are topical just now, there's the ballot initiative to increase the production tax. There's the status of the Willow project, and there's the impact, if any, of a change in administration, if that happens on federal land permitting. So I probably should talk about three of them so that we can hopefully clear up Alaska with this one question.

So as you know, the ballot measure would impose a tax increase in production. That's going to be two problems, two adverse effects. It's going to reduce the competitiveness of investment in Alaska, and it's going to increase uncertainty and instability. So that's not going to be good. And we've

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OCTOBER 29, 2020 / 4:00PM, COP.N - Q3 2020 ConocoPhillips Earnings Call

got years of development opportunities left in Alaska, but a shift of capital from Alaska to elsewhere is going to be rational if taxes increase. I mean this is a production tax and what your tax more, you get less of.

So that should be expected if those advocating for this and voting for the proposal should understand that.

And we've been pretty clear so that to avoid any doubt in Alaska that if the measure passes, drilling in the big three fields, the targets of the tax increase, it's not going to resume in 2021 and maybe beyond that. So the Alaska jobs, contract labor, all the associated services are going to be adversely impacted by this change. And the contractors, the unions, all the other businesses up there understand this, and they've opposed, for the most part, opposing the change in the tax regime. But it's now up to the electorate to decide and elections have consequences. So we're getting down to the wire here, and we really feel as if we have to be clear with the Alaska voters.

On the Willow project itself, we passed a big milestone earlier this week. We got a favorable record of decision from the BLM after more than two years of process. So that keeps us on track with our project timeline. And it's worth understanding that, that permit was received under the 2013 Integrated Activity Plans for the National Petroleum Reserve, and those are rules that were set under the Obama administration. So they should stand up well to scrutiny under a change in administration if that happens.

So we're working towards the concept selection and moving to FEED by the end of this year. Of course, this assumes the ballot measure fails and taxes are not increased. If it passes, we'll need to reconsider the timing because although Willow isn't directly targeted by the tax increases, there's going to be knock-on effects on the other fields because of the lack of available capital.

And the last one is the federal land permitting in Alaska. More generally, if there's a change in administration, we would expect that to have a relatively limited impact on us. I mean although 65% of our acreage is on federal land, it only represents about 5% of our production. Now some coming production, GMT2 in particular, is on federal land, but it's well underway. First production will be at the end of next year. So we don't expect that will be affected at all. Willow is on federal land, of course. And -- but neither Willow nor GMT1 or GMT2, the federal land drill sites use anything other than conventional stimulation techniques.

So if the issue is about fracking, they shouldn't be influenced by that. So I guess, we've been clear with Alaska electorate about the implications of Ballot Measure One. We expect any implications of the change in administration in D.C. to have a relatively limited impact on us.

Operator

Our next question comes from Jeanine Wai from Barclays.

Jeanine Wai - *Barclays Bank PLC, Research Division - Research Analyst*

Maybe -- sorry, just one more on Alaska, if I could, real quick, following up on Neil's question. It's a little bit different. But I mean, last year, on the Analyst Day, you talked about how Willow would be contingent upon selling down 25% of your position in Alaska. And we know that you need resolution on Ballot Measure One first. But is that 25% sell down still the case now that you have Concho assets in the portfolio? And then maybe just on that, for the Ballot Measure One, we know it's a citizen ballot measure. And do you think that it could be likely that the legislature would potentially overturn any decision?

Matt Fox - *ConocoPhillips - Executive VP & COO*

Yes, Jeanine, this is Matt again. We didn't really say it was that we explicitly tie a Willow decision to sell down, they -- but we're still anticipating that we will do sell down in Alaska. We just slowed the timing of that down until we get some of these uncertainties resolved. So it's still on the cards, so we'll make an adjustment to equity in Alaska. But we may still continue to proceed with the project in the meantime. So the timing of the project isn't contingent on sell down, I guess, is what I'm saying.

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OCTOBER 29, 2020 / 4:00PM, COP.N - Q3 2020 ConocoPhillips Earnings Call

On the Ballot Measure One and could the legislature overrule that? Not really. Not going to take a little bit of time for that. They would have to come up with an alternative that was substantially similar or the -- so it wouldn't -- it's unlikely that they would overturn it, lock, stock, and barrel.

Jeanine Wai - *Barclays Bank PLC, Research Division - Research Analyst*

Okay. Great. That's really helpful. My follow-up question is just on the cash allocation priorities. You indicated in your prepared remarks that 2021 CapEx should be about similar to 2020 with little to no production growth. The strip moves around a lot. It's kind of moving against us all today. But is the right way generally to think about it is that in the mid-40s threshold, that threshold that you have for production growth, is a hard and fast criteria that needs to be met? Or are there just a bunch of other considerations that we would need to factor into the decision-making process?

Ryan Lance - *ConocoPhillips - Chairman & CEO*

Yes. I think we -- as I tried to describe, we basically use cost of supply. And I think as we think about the forward curve or -- and thinking about our plans for 2020. And again, I mentioned those on a stand-alone basis for ConocoPhillips. That's kind of how we're thinking about it going into next year. It's just not cost of supply, but it's also what kind of cash flow are we projecting to make. And we have the benefit of a very strong balance sheet, so we can use some of that, should we need to.

But certainly, we'd be also trying to balance the cash we're making with the CapEx that we're spending and the dividend that today satisfies 30% of our return criteria and more given the kinds of prices that we're seeing. So certainly, some headwinds into the commodity price outlook right now some -- with COVID resurgence some, demand certainly hasn't started to recover. And depending on what NOPEC or OPEC does on the supply side and what the U.S. response is. We're watching all of that really closely to make sure that whatever program we put in place for '21, we can balance with the cash flows that we expect and make sure that we're investing in the lowest cost of supply things that we have in the portfolio only.

Operator

Our next question comes from Josh Silverstein from Wolfe Research.

Josh Silverstein - *Wolfe Research, LLC - MD and Senior Analyst of Oil and Gas Exploration & Production*

Maybe just cueing off that last question there. You've mentioned that for Conoco stand-alone CapEx it would be very similar on a year-over-year basis. What would the Conoco stand-alone volumes look like relative to the fourth-quarter '20 volumes under that scenario?

Matt Fox - *ConocoPhillips - Executive VP & COO*

Yes. Josh, the -- we would be -- we'd expect it under that scenario to be similar to fourth-quarter or second-half of the year sort of rates at that sort of level. So that would be roughly 4.3 is what we're spending this year, which is a bit above our sustaining capital. So I might take the opportunity to clear that up because flat production, and yet above our sustaining capital. So let me try and maybe explain why that's different.

So if we were going to execute a long-term sustaining strategy for the company, we need about 3.8 for ConocoPhillips stand-alone. And that will sustain production at one point, roughly a bit below 1.2 million barrels a day. The -- but with the low cost of supply that we have in the portfolio, we don't expect that our long-term strategy will be to simply sustain production. The investment opportunities are too competitive for that.

But what Ryan is really indicating is that we could execute a tactical sustaining program, much like we have this year, and start 2020 with that sort of tactical sustaining program and then see how demand recovery and supply responses shape up. And probably the distinction between us or tactical and strategic sustainable program is in a tactical sustaining program, we would still keep production flat, but we wouldn't completely shut

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OCTOBER 29, 2020 / 4:00PM, COP.N - Q3 2020 ConocoPhillips Earnings Call

down projects like Willow or exploration activity. Those things will still continue with the anticipation that ultimately we'd move away from simply sustaining back to some modest growth.

So those are the things that we're working through just now in the plan. But as Ryan said, we -- you shouldn't expect us to communicate 2021 capital guidance certainly for the combined company until sometime after the transaction closes.

Ryan Lance - *ConocoPhillips - Chairman & CEO*

Yes, I would add, Josh, we have a lot of flexibility with the balance sheet, which is why if we go in at a similar level of capital to this year, it may be flat to modest growth, so it doesn't necessarily equal flat production at the capital level going in next year. But that's something we'll continue to watch as the macro evolves around us.

Josh Silverstein - *Wolfe Research, LLC - MD and Senior Analyst of Oil and Gas Exploration & Production*

Got you. And then you mentioned that the Lower 48 assets, or, I guess, the unconventional assets, are lowest emission part of the portfolio and the Concho assets only add to that. I'm curious what the highest additional asset is? And does any sort of (inaudible) from the international portfolio? Do you think about M&A in that regard as well, maybe those are more (inaudible) candidates that kind of accelerate the growth towards getting to your 2030 path?

Matt Fox - *ConocoPhillips - Executive VP & COO*

Yes. So the highest-emissions assets in the portfolio, just now in the operated portfolio, it's really is oil sands. That's why we're so focused on looking at ways to bring oil sands emissions down and we've got a lot of irons in the fire there. We're going to extend our non-condensable gas injection, which brings down steam-oil ratio by keeping heat in the reservoir. And of course, it's the steam-oil ratio that drives the emissions intensity.

We're also going to be deploying more flow control devices. That brings the steam-oil ratio down. We're moving to add some sustaining pads. As some of the pads get older, their steam-oil ratio increases. When you put new pads on, they come in at a very low steam-oil ratio. And there's other technologies that we're looking at there as well. So what we're doing basically across the board is we're looking at all of our greenhouse gas intensity across every asset that we have.

And we're asking ourselves, what can we do to cost-effectively bring that down? And that's what our -- we bring that process together in what we call our marginal abatement cost curve. And we have about 100 projects, and they're just now -- some of them are desktop exercises and feasibility studies. So we spent about $90 million this year between capital and operating cost on those projects. But we look across the whole asset base to try and find ways to bring that down.

Ryan Lance - *ConocoPhillips - Chairman & CEO*

And our targets, Josh, that we established the 35% to 45% reduction that doesn't require major portfolio changes to go do that. So we're not talking about having to sell certain assets that Matt described. That's things that we have identified inside the portfolio to work on, with the portfolio being relatively constant over this time.

Matt Fox - *ConocoPhillips - Executive VP & COO*

Yes. It's actually -- that's a good point, Ryan. It's mostly driven by the fact that we're -- it's a sort of strategic shift in where we're investing. We're investing in lower greenhouse gas intensity places like the unconventionals in the U.S. and Canada, like Willow up in Alaska, which is very low-intensity as well. So the percentage of production that's very low-intensity increases with time. And when you combine that with reducing the emissions

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OCTOBER 29, 2020 / 4:00PM, COP.N - Q3 2020 ConocoPhillips Earnings Call

intensity of our existing assets like the oil sands, that's how we deliver the reduction in the emissions intensity over the next 10 years. It's not when you (inaudible).

Ryan Lance - *ConocoPhillips - Chairman & CEO*

And Matt described sort of the cost and capital is small amounts to get to this plan. We're not talking about spending hundreds of millions of dollars of capital to go deliver this. This is small projects that are currently baked into our plans.

Operator

Our next question comes from Roger Read from Wells Fargo.

Roger Read - *Wells Fargo Securities, LLC, Research Division - MD & Senior Equity Research Analyst*

Just I'd like to kick on really kind of a follow-up what you're talking about with Josh there. As you think about '21 CapEx, roughly flat, and you said you ought to be nimble next year for what comes. What would be the things you would be looking at? I mean, presumably not simply oil price up or down. I mean it's -- I assume it's some macro factors. Maybe help us kind of understand some of the signals you might look for for getting more optimistic in '21.

Matt Fox - *ConocoPhillips - Executive VP & COO*

Yes. I mean it would be macro. We have to see how the demand responds to what looks like a slower response than people were hoping for, especially with Europe and possibly in the U.S. coming. So we have to just be cautious about that. We have to look at how Russia and OPEC can respond. I mean they have a move coming up in the end of November and see when we get back to sort of drawing down inventory. So the beauty of our position is that we've got incredible flexibility. We've got a low breakeven price to cover for flat production and to cover the dividend. That's sustained from the two companies together.

So we're actually having that flexibility and the ability to respond to what the market is going to give us is very helpful. So we're not going to rush headlong into trying to grow production into this, that doesn't make any sense to us. We'll see how things play out here over the next several months, and then we'll make adjustments between our low breakeven and our balance sheet, we will be in a very good shape to assess that as we go through.

Ryan Lance - *ConocoPhillips - Chairman & CEO*

And I would add, Roger, that -- sorry, I would add, Roger, that, well, it's not so much even just what's the strip look like or what it looks like for next year. It's sort of a longer-term trajectory back to what we believe is a reasonable mid-cycle price. And we'll be reassessing what that mid-cycle looks like, depending on where the demand and supply fundamentals start to kind of shake out with the U.S. tight going down, what happens to the election and Alaska, and then it's going to make eminent amount of sense as we combine with Concho to optimize and figure out what the right level of activity is between the two companies.

So the -- you're right, there's a number of factors that we'll be putting into the mix as we look at not only 2021 plans, but the next couple, three years look like as we -- as this business recovers back to a mid-cycle and whether it overshoots or undershoots.

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OCTOBER 29, 2020 / 4:00PM, COP.N - Q3 2020 ConocoPhillips Earnings Call

Roger Read - *Wells Fargo Securities, LLC, Research Division - MD & Senior Equity Research Analyst*

Well, it's the oil industry. So it will definitely do one or the other and maybe both. One quick kind of follow-up unrelated to the first question, but related to the merger. Some of the savings that you cited were going to be exploration appraisal spending that doesn't have to happen. I was curious for the assets that you won't be spending E&A money on in the near future, do they just go back into the resource base? Or is that something that maybe becomes more likely to be disposed of, monetized in a different way?

Dominic Macklon - *ConocoPhillips - SVP of Strategy, Exploration & Technology*

Yes, Roger, it's Dominic here. Thank you. So what we said was that we will continue focusing our exploration effort on our existing business units, such as Alaska, Norway, Malaysia. So that will allow us to about halve our exploration capital from $300 million to $150 million. So those areas, such as down in South America, Colombia, Argentina and so on, we will be working sort of managed exits from those areas. Of course, we have a lot of value there. We see a lot of value. There's a lot of good acreage there. But we'll be working to preserve value as we think about how to exit those areas in the future.

So more a question of dispositions in a managed way, rather than those resources staying in the portfolio. We have such a strong portfolio, we will with Concho, that we just think it's appropriate that we focus the exploration effort.

Ryan Lance - *ConocoPhillips - Chairman & CEO*

And we have managed those, Roger. There's not excessive capital employed associated with those assets. But we'll -- as Dominic said, we're going to do everything we can to monetize them as best we can.

Matt Fox - *ConocoPhillips - Executive VP & COO*

And we don't have any resource associated with any of those assets in the moment in our supply curve. There's no resource associated with them.

Operator

Our next question comes from Scott Hanold from RBC Capital Markets.

Scott Hanold - *RBC Capital Markets, Research Division - MD of Energy Research & Analyst*

Could you give us some color on you... U.S. natural gas price has been pretty strong? And is there ability for Conoco to flex for that a little bit? Or is there -- where is your opportunity outside of associated gas? Or is that really the opportunity?

Ryan Lance - *ConocoPhillips - Chairman & CEO*

Yes. I think the main opportunity for us, Scott, is associated gas. We probably have a little bit in the Anadarko Basin, but that's not capturing a lot of our capital right now. So it mostly, for us, we're still a pretty big, big marketers.

So we were moving over 8 Bcf of gas a day. So we see a lot of that. So we're getting some uplift on the commercial side of our business with some of the transport capacity we have that takes gas from the Permian to the West Coast and down south to Arizona and even into Mexico.

So that's how we're kind of taking advantage of the kind of market as we see it today. And -- but on just an absolute production side, we're not looking to ramp up dry gas, and it's mostly coming from the associated gas with the unconventional production.

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OCTOBER 29, 2020 / 4:00PM, COP.N - Q3 2020 ConocoPhillips Earnings Call

Scott Hanold - *RBC Capital Markets, Research Division - MD of Energy Research & Analyst*

Yes. Could you quantify some of the marketing benefits you all see?

Ryan Lance - *ConocoPhillips - Chairman & CEO*

Sure, I'll let Bill -- he's head of our commercial organization to maybe provide a bit of color there.

Bill Bullock - *ConocoPhillips - Executive VP & CFO*

Yes, sure. So Scott, we have a very active commercial organization. Ryan mentioned that we're moving a little over 8 Bcf a day. We're the fifth-largest gas marketer in the U.S. and we provide a variety of services to various customers ranging from asset management agreements to offtake agreements, and that provides an ability to, one, have insight into the market and also to gain margin across -- moving across pipelines.

So we continue to look at that and continue to move, and we're shipping gas for a profit. So of that 8 Bcf a day, 500 million cubic feet a day of it is ours, the rest of it is third-party volume. And so we're in and out of the market on both sides on a daily basis.

Operator

Our next question comes from Doug Leggate from Bank of America.

Doug Leggate - *BofA Merrill Lynch, Research Division - MD and Head of US Oil & Gas Equity Research*

I wonder, Bill, maybe I could start off with you and ask you to maybe elaborate a little bit on Ryan's comments around the potential election outcomes. And I'm thinking specifically about tax. I'm sure you guys have looked at this. But the thing that strikes me as a little bit disturbing is the potential for a minimum 15% P&L tax that put (inaudible) wells under a bit of a spotlight. So I'm just wondering if you guys have thought about anyway, any scenarios that you've run, outcomes that you might expect?

Bill Bullock - *ConocoPhillips - Executive VP & CFO*

Yes. Sure. We've certainly taken a look at the various tax proposals out there, including the Biden tax proposal. There's two primary elements of that that would impact us, Doug. The first one is, obviously, the change in the corporate tax rate from 21% to 28%. And the second one that would be fairly significant would be removal IDCs, particularly in our capital program and needing to depreciate those over time. Those are the two main aspects as we look through it that really would have an impact on us.

Doug Leggate - *BofA Merrill Lynch, Research Division - MD and Head of US Oil & Gas Equity Research*

Yes. I guess, I should have been clear. I was talking about a potential Biden administration. And maybe as a follow-up then, I know it's something that is a little bit too obvious, but we don't maybe ask it enough. Ryan, when yourself and when Matt put together the tidal wave scenarios and all the other scenarios that you laid out at the Strategy Day, we've now seen what we think is a lot of the signs of a bottom -- cycle coming to a bottom, if you like, with consolidation, yourselves being part of that. How does this -- what you're seeing right now beyond COVID influence your thoughts on longer-term supply/demand as you think about scenario planning? I'll leave it there.

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OCTOBER 29, 2020 / 4:00PM, COP.N - Q3 2020 ConocoPhillips Earnings Call

Ryan Lance - *ConocoPhillips - Chairman & CEO*

Yes. Thanks, Doug. I'll maybe add a few comments, and Matt can jump in as well. But yes, we spent a lot of time trying to think about what the trajectory of the recovery looks like. And probably a couple of competing factors.

We certainly see demand recovery, we uncertain whether it gets fully back to 100 million barrels a day, but probably taking a bit of time to get there. And then I think equally important and maybe overlooked a little bit is what's happening on the supply side, maybe masked a little bit today by DUC inventory, but when the declines and the declines are hitting in and it was masked by curtailments coming back on, there's going to be a drop in U.S. supply as well.

So I can -- Matt can probably chime in and describe a little bit about the net effect to the scenarios that we're thinking about as we debate our capital program and how much to put back to work.

Matt Fox - *ConocoPhillips - Executive VP & COO*

Yes, Doug, I mean, the -- and I think you and I have discussed this in the past. The -- if you look at the -- our expectations for the exit rate for this year for U.S. tight oil, is somewhere between 6.5 million and 7 million barrels a day, and we'll be able to get a better calibration on that here and as we approach the end of the year.

So that compares to over 8 million barrels a day in December of last year, 8.2 million. And to some extent, that drop flatters to deceive because people were still bringing wells on in the first quarter and into the second quarter. The -- so there's a significant underlying decline going on here.

When we model this, and I know that you do, too. The strip price is in the low 40s. We think the industry is going to struggle to maintain flat production at December's rates through '21 and into '22. '21 will get a bit of a lift from the DUCs. But people are going to live within cash flow. There's going to be a real challenge to see tight oil at 7 million barrels a day. And it's likely to be less than that in 2021 and 2022.

If you compare that to the trajectory we were on, that's at least 4 million barrels a day less than the pre-COVID trend. And that's just U.S. tight oil. And we respond more quickly here because of the decline rates and the capital flexibility. But similar issues are happening elsewhere.

So although there is definitely uncertainty on how much the demand effect will be, it's likely to be less of a demand effect than the supply effect, certainly over the next few years. So the premise of your question initially, are we setting up for the bottom of a cycle here? Certainly feels that way to us. And now exactly when it turns, it will be dependent upon the demand, the COVID and what OPEC will do in the short term, but we're certainly setting up for a tight -- tighter supply-demand balance in a year or so, if not before that.

Ryan Lance - *ConocoPhillips - Chairman & CEO*

Yes. So short-, medium-term, all about demand, medium, longer-term supply starts to enter the picture, as Matt described. And we have a couple, two, three scenarios around how we think what that slope and trajectory look like.

Operator

Our next question comes from Paul Cheng from Scotiabank.

Paul Cheng - *Scotiabank Global Banking and Markets, Research Division - Analyst*

Why is that (inaudible) curve ball here? If we look at the trading and optimization or commercial operation, historically, that the U.S. looking at that as a cost center, mainly for facilitation. The European, on the other hand, take a more aggressive approach and looking at it as a profit center. And they seem to be doing quite well and have a good logic to trade around your physical asset.

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OCTOBER 29, 2020 / 4:00PM, COP.N - Q3 2020 ConocoPhillips Earnings Call

So from that standpoint, will Conoco should look at that operation and see whether that it could allow you to have a higher performance and higher return? Or that you think facilitation is better, and you don't want to take on that swing in earnings and the higher risk? So that's the first question.

The second question, with the less for argument's sake if you decide, your longer-term 10-year plan has changed due to different market condition and as such that your future growth rate is going to be lower. With the addition of the Concho asset, what other asset in your portfolio will take more of the back seat and see lesser capital investment, if you can, say, the number one, number two on that, if that's possible?

Ryan Lance - *ConocoPhillips - Chairman & CEO*

Yes. So let me take the first one, and then maybe Matt can chime in on the second one on the capital investment. So the first one, yes, we're looking at the commercial space. And with the addition of Concho, it is a -- as you described, Paul, kind of a cost center inside the company. But we're looking at expanding that as we think about the future and what the Concho assets bring. I think as Dominic described earlier, they sell mostly at the wellhead, so we've got some opportunity to add value there to both the gas and the oil side.

We're building more export capacity as a company and in fact, have done some sales to -- point sales to customers where we take the middleman out of the equation, and we found that quite margin-enhancing as we go forward as well.

So with the growing U.S. production that we would have with the combination with Concho, it absolutely represents a big part of how we can expand the commercial organization and think about it differently, too.

I mean, Bill described the market share that we have already and that's only going to get bigger as we go forward. So we're looking for more contribution from the commercial side across the whole portfolio. Maybe, Matt, if you want to take the capital allocation as a result of integrating the Concho assets. Again, I go back to our -- it's a cost of supply primary criteria, but Matt can provide a bit more details about what might fall out.

Matt Fox - *ConocoPhillips - Executive VP & COO*

Yes. Paul, as you know, what we do is we try to optimize each of our individual parts of the portfolio to get the optimum pace using a set of decision criteria, but the most important of which is that we're not going to invest above an incremental cost of supply of $40 a barrel, and we described that at some length back in November of last year. And so we look at the optimization of each, and then we put it together, and we maybe make a few adjustments, but we're trying to honor the optimum in each of the assets.

Now there is flexibility across the portfolio and the pace, you can -- we can adjust the pace of any given project by -- sure, we can adjust the rate at which we increase the ramp in the number of rigs. So I wouldn't call out any specific asset. If we decide that we want to grow at 2% instead of 4% or something like that, then the flexibility across the portfolio to do that and still honor our criteria, that wouldn't bust the criteria. The obvious places are Lower 48, Alaska. That's where the flexibility mostly exists. And maybe in Canada as well. But I wouldn't really call out a specific asset, but we're trying to do and we're trying to optimize across the portfolio.

But the issue is, if you're not optimizing across the diverse portfolio, then you're not maximizing the value that the diversification brings, so we -- that's what we're trying to do is to make sure that we're running each of these assets at their optimum.

Operator

Our next question comes from Jeoffrey Lambujon from Tudor, Pickering.

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OCTOBER 29, 2020 / 4:00PM, COP.N - Q3 2020 ConocoPhillips Earnings Call

Jeoffrey Lambujon - *Tudor, Pickering, Holt & Co. Securities, Inc., Research Division - Director of Exploration and Production Research*

My first one is on ESG and the Paris-aligned climate risk strategy. And I think your commentary earlier answered a lot of what I'm looking for with the oil sands specific examples and just your comments on investment decisions.

But is there anything incremental you can share at this point on other operational changes that you're undertaking and focusing on for the broader portfolio? Just trying to get a sense for the scope of some of these projects you mentioned, again, in terms of what's in focus, whether that's new technology around monitoring, retrofitting equipment for emissions control or what have you?

Dominic Macklon - *ConocoPhillips - SVP of Strategy, Exploration & Technology*

Yes. Thanks. It's Dominic here. I'll just take that. Recently, I was very much involved in the Lower 48, and there's some really -- some important progress we're making there. I think we announced a couple of things here along with our new Paris-aligned strategy. One was a commitment to Zero Routine Flaring, and that's the World Bank initiative there. So we're committed to that. And the other one was the introduction of continuous methane monitoring. So this is a real breakthrough for us. We're able to do this now at a very reasonable cost. And we're able to now, basically, on our key sites, we'll have this implemented.

I think it will have about 65% of our Lower 48 production covered by early next year. And this technology, at very low cost, allows us to sample the emissions around sites, looking for methane every 15 seconds. And from that, we can respond very quickly to any aberrations that we can address very quickly. So those are a couple of really important initiatives for us that contribute to that overall commitment we have to reduce our GHG intensity by 35% to 45% by 2030.

And we really are first mover on this, as you'll know, Jeff. We were the first U.S.-based oil and gas company to set a GHG intensity target, and we're the first U.S.-based oil and gas company to commit to being Paris-aligned.

Operator

Our next question comes from Pavel Molchanov from Raymond James.

Pavel Molchanov - *Raymond James & Associates, Inc., Research Division - Energy Analyst*

Two quick ones, both regarding Europe. I guess it's about 10% of your gas volumes. No one is accustomed to seeing North Sea gas prices below $3 an Mcf, but we've had that the last two quarters. Is that a COVID-related demand situation? Or is there something more structural in that market?

Bill Bullock - *ConocoPhillips - Executive VP & CFO*

I think that -- this is Bill. I think that, as you think about that, that's more of what we're seeing with COVID-related than demand-related issues right now. As we think about long term, the macro supply around the world, we would see markets tend to more arbitrage off of the U.S. Gulf Coast with LNG markets starting to move volumes both into Europe and into Asia as the incremental barrel. So I think that what you're seeing is a short-term response to supply-demand and not a long-term structural change.

Pavel Molchanov - *Raymond James & Associates, Inc., Research Division - Energy Analyst*

Okay. And a follow-up on that. In about six weeks, the European Climate Law will be approved by the EU leaders, which will make the North Sea, the one part of your portfolio that is covered by a net-zero mandate. Does that change anything in terms of how you're thinking about that asset, given the decarbonization targets for the EU as a whole?

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OCTOBER 29, 2020 / 4:00PM, COP.N - Q3 2020 ConocoPhillips Earnings Call

Ryan Lance - *ConocoPhillips - Chairman & CEO*

No, not really. I think we're continuing to make adjustments. What we're left with in the Europe portfolio is our Norwegian assets. And it's some of the lowest carbon intensity assets we have that are offshore and looking at other options to continue to reduce our emissions through electrification and additions there. But as we look at it, it's minimal addition to the cost of supply, and it's quite manageable, and Norway still is very competitive in the portfolio.

Ellen DeSanctis - *ConocoPhillips - SVP of Corporate Relations*

This is Ellen. We'll go ahead and take our last question, if you don't mind. Thank you.

Operator

Our next question comes from Phillip Johnston from Capital One.

Phillips Johnston - *Capital One Securities, Inc., Research Division - Analyst*

Just one question to me, and it relates to your future return of capital to shareholders. In the last five years, you guys have repurchased a little over $10 billion worth of stock at an average price of around $62 a share. So at today's share price, the paper loss in that program is pretty substantial.

I realize you guys plan to repurchase more stock here in the fourth quarter. But I wanted to ask if there's any appetite at the board level to scrap the idea of share repurchases and instead pursue a fixed plus variable dividend strategy that would target paying out a certain percentage of your free cash flow directly to shareholders each quarter?

Ryan Lance - *ConocoPhillips - Chairman & CEO*

Yes. I think the most important thing is your last piece of that, where we are targeting over 30% of our cash back to the shareholder. That's what we've committed to and delivered on in excess over the last three to four years since we kind of came out to reestablish a new value proposition for this business.

And I think the dividend today is certainly covering a large share of that. Also think that buying our shares back at this kind of level is an important thing to do, too, because shares are certainly well undervalued, certainly relative to where we think mid-cycle price should be.

So I don't think we'll give up on share repurchases completely. You made a real point. I mean we wanted to buy our shares through the cycle. And this was a pretty significant downturn with curtailed production and the like going on in the second quarter. So we did suspend for a while. We wanted to restart up because the benefit to really buying your shares is not just buy them when you're at mid-cycle price. We continue to buy them through the low end of the cycle because that's what brings down the average cost of your shares, obviously.

So we still think it's going to be a piece of our return to shareholder pie. And the question begins, what happens on future excess returns when if there's another big cycle, and we start to exceed our mid-cycle price call, and we've had conversations around that with the market, and we continue to look at all the different ways to do that and continue to be open to all the different ways to do that. But at this 10 seconds, the dividend more than satisfies our return to shareholders.

Operator

We have no questions at this time. I'd like to turn the call back over to Ellen.

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Ellen DeSanctis - ConocoPhillips - SVP of Corporate Relations Great. Thanks, Zanera. Thanks to our listeners. By all means, reach back to us if you have any follow-up questions, and we really appreciate your interest and support in ConocoPhillips. Thank you. Operator Thank you, and thank you, ladies and gentlemen. This concludes today's conference. Thank you for participating. You may now disconnect. DISCLAIMER Refinitiv reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2020, Refinitiv. All Rights Reserved.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between ConocoPhillips and Concho. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. Words and phrases such as “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, the company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond our control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in these forward-looking statements: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas and the resulting actions in response to such changes, including changes resulting from the imposition or lifting of crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; changes in commodity prices; changes in expected levels of oil and gas reserves or production; operating hazards, drilling risks, unsuccessful exploratory activities; unexpected cost increases or technical difficulties in constructing, maintaining, or modifying company facilities; legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; disruptions or interruptions impacting the transportation for oil and gas production; international monetary conditions and exchange rate fluctuations; changes in international trade relationships, including the imposition of trade restrictions or tariffs on any materials or products (such as aluminum and steel) used in the operation of ConocoPhillips’ business; ConocoPhillips’ ability to collect payments when due under ConocoPhillips’ settlement agreement with PDVSA; ConocoPhillips’ ability to collect payments from the government of Venezuela as ordered by the ICSID; ConocoPhillips’ ability to liquidate the common stock issued to ConocoPhillips by Cenovus Energy Inc. at prices ConocoPhillips deems acceptable, or at all; ConocoPhillips’ ability to complete ConocoPhillips’ other announced dispositions or acquisitions on the timeline currently anticipated, if at all; the possibility that regulatory approvals for ConocoPhillips’ other announced dispositions or acquisitions will not be received on a timely basis, if at all, or that such approvals may require modification to the terms of such announced dispositions, acquisitions or ConocoPhillips’ remaining business; business disruptions during or following ConocoPhillips’ other announced dispositions or acquisitions, including the diversion of management time and attention; the ability to deploy net proceeds from such dispositions in the manner and timeframe ConocoPhillips currently anticipates, if at all; potential liability for remedial actions under existing or future environmental regulations and adverse results in litigation matters, including the potential for litigation related to the proposed transaction; limited access to capital or significantly higher cost of capital related to illiquidity or uncertainty in the domestic or international financial markets; general domestic and international economic and political conditions; changes in fiscal regime or tax, environmental and other laws applicable to the combined company’s business; disruptions resulting from extraordinary weather events, civil unrest, war, terrorism or a cyber attack; ConocoPhillips’ ability to successfully integrate Concho’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that ConocoPhillips or Concho will be unable to retain and hire key personnel; the risk associated with ConocoPhillips’ and Concho’s ability to obtain the approvals of their respective stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ConocoPhillips’ common stock; and the diversion of management time on transaction-related matters. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ConocoPhillips’ and Concho’s respective periodic reports and other filings with the SEC, including the risk factors contained in ConocoPhillips’ and Concho’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ConocoPhillips nor Concho undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ConocoPhillips intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ConocoPhillips and Concho and that also constitutes a prospectus of ConocoPhillips. Each of ConocoPhillips and Concho may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ConocoPhillips or Concho may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ConocoPhillips and Concho. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ConocoPhillips, Concho and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at http://www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000. Copies of the documents filed with the SEC by Concho will be available free of charge on Concho’s investor relations website at https://ir.concho.com/investors/.

Participants in the Solicitation

ConocoPhillips, Concho and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ConocoPhillips, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ConocoPhillips’ proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2020, and ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 18, 2020, as well as in Forms 8-K filed by ConocoPhillips with the SEC on May 20, 2020 and September 8, 2020, respectively. Information about the directors and executive officers of Concho, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Concho’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2020, and Concho’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 19, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ConocoPhillips or Concho using the sources indicated above.